Exhibit 99.7

VOTORANTIM CELULOSE E PAPEL S.A.

Publicly Held Company

CNPJ/MF 60.643.228/0001-21

NIRE 35.300.022.807

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING HELD ON JUNE 1, 2009

(a free translation from the original in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian

Securities and Exchange Commission)

I. DATE, TIME AND PLACE: Held on June 1, 2009, at 03:00 p.m., at the headquarters of Votorantim Industrial S.A., at Rua Amauri, 255, 13th floor, in the City of São Paulo.

II. ATTENDANCE: (i) Messrs. Paulo Henrique de Oliveira Santos, João Carvalho de Miranda and José Luciano Duarte Penido, Members of the Board of Directors of Votorantim Celulose e Papel S.A. (“VCP”).

III. PRESIDING OFFICERS: Paulo Henrique de Oliveira Santos – Chairman and Chairman of the Board of Directors Eduardo Lavini Russo – Secretary

IV. AGENDA: (i) To decide the exchange ratio for the VCP and Aracruz Celulose S.A. (“Aracruz”) stock swap merger (Incorporação de Ações, or “Stock Swap Merger”).

V. RESOLUTIONS:

1.	The Board of Directors, after being informed, at the meeting held on May 25, 2009, of the report of the VCP’s Special Independent Committee (the “VCP Committee”) formed pursuant to CVM Practice Bulletin (Parecer de Orientação) No. 35/08, met today with the Board of Directors of Aracruz to define the terms and conditions of the Stock Swap Merger.

2.	The Board of Directors of VCP, after (i) having been made aware of the discussions between the VCP Committee and the Aracruz Special Independent Committee (the “Aracruz Committee”, and together with the VCP Committee, the “Committees”); (ii) having examined the reports provided by the Committees; and (iii) having discussed the conclusions of the Committees, unanimously decided to set the exchange ratio of 0.1347 VCP common share for one Aracruz common share in the context of the upcoming Stock Swap Merger.

3.	The unanimous decisions of the Board of Directors of VCP were essentially based upon the following:

a)	The VCP Committee considered an exchange ratio ranging between 0.0924 and 0.1347 VCP common share for one Aracruz common share to be appropriate, while the Aracruz Committee proposed an exchange ratio ranging between 0.1342 and 0.1473 VCP common share for one Aracruz common share;

b)	Given the proposed exchange ratios stated in item (a) above, the Committees agreed on an exchange ratio between 0.1342 and 0.1347 VCP common share for one Aracruz common share;

c)	In its report, the Aracruz Committee suggested that, within the range it considered acceptable, the exchange ratio should be fixed at 0.1384 VCP common share for one Aracruz common share;

d)	However, the suggestion of Aracruz Committee stated in item (c) above was not within the acceptable range set by the VCP Committee; and

e)	Considering the rationales presented by the Committees and the acceptable exchange ratio ranges recommended by the Committees, the Boards of Directors of VCP and Aracruz agreed to set an exchange ratio as close as possible to the range suggested by the Aracruz Committee but, at the same time, within the limits set by the VCP Committee. Therefore, the Directors of VCP and Aracruz decided to set the exchange ratio for the Stock Swap Merger at 0.1347 VCP common share for every Aracruz common share, since this exchange ratio complies with the recommendations of both Committees.

4.	The exchange ratio set herein is based upon reports that were prepared by the Aracruz Committee and the VCP Committee before Shareholders’ Meetings of Aracruz and VCP had been called to vote upon the conversion of the VCP preferred shares into VCP common shares and the conversion of the Aracruz preferred shares into Aracruz common shares. As of today, the Special Meeting of Preferred Shareholders of Aracruz to ratify the conversion of the Aracruz preferred shares into Aracruz common shares has not yet been held. Therefore, if the conversion of the Aracruz preferred shares into Aracruz common shares is not ratified by Aracruz’s preferred shareholders, Aracruz preferred shares may be exchanged for VCP common shares in the context of the Stock Swap Merger. In such case, the Aracruz common stock to VCP common stock exchange ratio set herein (0.1347 VCP common share for one Aracruz common share) must be adjusted for the Aracruz preferred shares, so that the exchange of Aracruz preferred shares for VCP common shares in a Stock Swap Merger also take into account the effects of the application of the conversion ratio of 0.91 Aracruz common share for one Aracruz preferred share that would have resulted from the conversion of Aracruz preferred shares into Aracruz common shares had a Special Meeting of Preferred Shareholders of Aracruz been held approving such preferred-share-to-common-share conversion for Aracruz.

5.	Management of VCP and Aracruz must take all the necessary measures to reflect the exchange ratio set herein (0.1347 VCP common share for one Aracruz common share) in the proposed Stock Swap Merger protocol to be proposed at upcoming Shareholders’ Meetings of VCP and Aracruz, which will be properly called.

VI. CLOSING: As there were no further matters to be discussed, the meeting was adjourned for the time necessary to draft these minutes, which truly reflects the consensus reached by the Board of Directors of VCP and Aracruz. These minutes were read, verified, approved and signed by everyone present.

São Paulo, June 1, 2009

Paulo Henrique de Oliveira Santos Chairman of the Board of Directors	Eduardo Lavini Russo Secretary